UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File No.: 000-30668

NOVA LTD.
(Translation of registrant’s name into English)

5 David Fikes Street, Rehovot, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Announces the Release of Nova WMC: A Next-Generation Modular Optical Metrology Platform for Advanced Packaging”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 26, 2025

NOVA LTD. (Registrant) By: /s/ Guy Kizner ————————————— Guy Kizner Chief Financial Officer

Company Contact:
Guy Kizner, Chief Financial Officer
Tel: +972-73-229-5760
E-mail - investors@novami.com
Nova website link - https://www.novami.com/

Investor Relations Contact:
Miri Segal MS-IR LLC
E-mail - msegal@ms-ir.com

Nova Announces the Release of Nova WMC: A Next-Generation Modular
Optical Metrology Platform for Advanced Packaging

Rehovot, Israel – August 26, 2025 – Nova (Nasdaq: NVMI), today announced the release of its latest optical metrology solution, the Nova WMC. This next-generation modular platform has been specifically designed to address the complex requirements of the most advanced packaging applications in semiconductor manufacturing.

The Nova WMC represents a breakthrough in optical metrology, designed from the ground up as a completely new proprietary system. This platform stands out for its exceptional versatility, enabling it to seamlessly handle a wide range of wafer sizes and forms - including traditional and framed wafers—while supporting multiple metrology technologies in a modular manner. Thanks to this adaptability, WMC is well-positioned to meet the evolving needs of 2.5D and 3D advanced packaging processes and is uniquely equipped to deliver robust solutions for significant industry inflection points, such as hybrid bonding. With its comprehensive capabilities, WMC empowers manufacturers to solve emerging challenges, cementing its potential as a cornerstone tool for next-generation packaging applications.

The platform has already been adopted by one of the world’s leading memory manufacturers for High Bandwidth Memory, and several additional orders have been placed by manufacturers of logic, advanced memory, and power devices. The strong demand for Nova WMC stems from the platform’s unique ability to address major challenges such as high warpage, non-symmetric shapes, and different surface conditions in a single tool, with high throughput, and fast, repeatable scanning with large-area mapping at nanometer fidelity. The company has already recognized revenue for the first system and received orders for multiple systems, for which it expects to recognize revenue by the end of 2025.

"We are excited to introduce the Nova WMC to our customers," said Gaby Waisman, President and CEO of Nova Ltd. "This innovative platform provides manufacturers with the precision and flexibility they need to stay ahead in rapidly evolving advanced packaging manufacturing processes. The Nova WMC is a testament to our commitment to deliver cutting-edge solutions that seamlessly adapt to evolving process demands."

About Nova
Nova is a leading innovator and key provider of material, optical and chemical solutions for advanced metrology and process control in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art, high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, provides its customers with deep insight into developing and producing the most advanced semiconductor devices. Nova’s unique capability to deliver innovative solutions enables its customers to improve performance, enhance product yields, and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices worldwide. Additional information may be found on Nova’s website link - https://www.novami.com/.

Nova is traded on the Nasdaq and TASE, Nasdaq ticker symbol NVMI.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following:  risks related to information technology security threats, sophisticated computer crime, and data privacy; foreign political and economic risks including supply-chain difficulties; regulations that could restrict our operations such as economic sanctions and export restrictions; changes in U.S. trade policies and taxation; indirect effects of the Russia – Ukraine conflict; market instability including inflation and recessionary pressures; risks related to doing business with China; catastrophic events; inability to protect our intellectual property; open source technology exposure, including risks related to artificial intelligence; risks related to the use of artificial intelligence technologies; challenges related to our new ERP system; failure to compete effectively or to respond to rapid technological changes; consolidation in our industry; difficulty in predicting the length and strength of any downturn or expansion period of the market we target; factors that adversely affect the pricing and demand for our product lines; dependency on a small number of large customers; dependency on a single manufacturing facility per product line; dependency on a limited number of suppliers; difficulty in integrating current or future acquisitions; lengthy sales cycle and customer delays in orders; risks related to conditions in Israel, including Israel’s conflicts with Hamas and other parties in the region; risks related to our convertible notes; currency fluctuations; and quarterly fluctuations in our operating results. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in Nova's Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission on February 20, 2025. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Ltd. does not assume any obligation to update the forward-looking information contained in this press release.